UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June 2019
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of registrant’s name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant’s press release dated June 25, 2019.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: June 25, 2019

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated June 25, 2019

Exhibit 1

Elbit Systems’ Subsidiary, BrightWay Vision, Raises $25 Million Investment

Haifa, Israel, June 25, 2019 – Elbit Systems Ltd. (NASDAQ: ESLT, TASE: ESLT) ("Elbit Systems") announced today that its subsidiary, BrightWay Vision Ltd. (“BWV”), raised a $25 million investment from Koito Manufacturing Co, Ltd. (TYO: 7276) and Magenta Venture Partners, following which they will hold approximately 38.5% of BWV’s shares, on a fully diluted basis.
BWVs’ patented system, BrightEye™, uniquely combines sensing and laser illumination technologies for the automobile industry, to generate a clear long-range image of the road ahead at night and in low visibility conditions while also detecting objects in the vehicle path thus enabling effective hazard alerts, collision and other safety warnings.
About Koito
Under the corporate message, “Lighting for Your Safety”, Koito Manufacturing Co., Ltd (Koito) has been marking a history of leadership in automotive lighting since its establishment in 1915. Today, the Koito Group consists of 32 companies located in 12 countries worldwide and provides products and services to customers all over the world, through the global network led by five major regions (Japan, North America, Europe, China, and Asia.) Its products, recognized for its high quality and advanced technology, are widely used by automotive makers worldwide. The company is responding to the future transformation of mobility through the development of next-generation lighting technologies and related equipment, control systems, and environmentally friendly products, materials, and production methods.
For more information please visit www.koito.co.jp/english

About Magenta Venture Partners

Magenta Venture Partners is a venture capital firm focused exclusively on Israeli and Israeli-related early stage technology startups across multiple categories including Automotive, Mobility, Enterprise Software, IoT, Industry 4.0, Artificial Intelligence, Fintech, and Digitalization. Magenta seeks to partner with the best Israeli entrepreneurs and work with them towards building significant global companies. Magenta is backed by prominent Japanese institutional and strategic investors, including Mitsui & Co. Ltd., all with strong global reach in multiple domains across a wide range of industries. The fund is led by four seasoned professionals with significant global experience in high-tech, startup investment, and corporate business development. For more information, please visit www.magenta.vc

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com, follow us on Twitter or visit our official Youtube Channel.

Company Contacts:
Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com

David Vaaknin, VP, Head of Corporate Communications
Tel:  +972-77-2946691
David.Vaaknin@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward-looking statements are based on management’s expectations, estimates, projections and assumptions.  Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.